Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2516	E-mail Address bwells@stblaw.com

February 13, 2023

VIA EDGAR

Re:	Cohen & Steers Income Opportunities REIT, Inc. Registration Statement on Form S-11
Filed January 25, 2023
File No. 333-269416
CIK No. 0001939433

Mr. Benjamin Holt

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Holt:

On behalf of Cohen & Steers Income Opportunities REIT, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission an exhibits only Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”) relating to the proposed public offering of shares of the Company’s common stock. The Company has prepared Amendment No. 1 in response to the Staff’s comment in its letter dated February 9, 2023, relating to the above-referenced Registration Statement (the “Comment Letter”).

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-11 filed January 25, 2023

U.S. Securities and Exchange Commission	February 13, 2023

Exhibits

1. Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume material facts underlying the opinion. In this regard, we note that the opinion assumes that upon issuance, the total number of shares issued and outstanding will not exceed the total number of shares the company is then authorized to issue. However, this assumption goes to whether the shares will be validly issued. See Item II.B.3.a. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Maryland counsel has revised assumption 6 of Exhibit 5.1 to clarify that the Company will have sufficient authorized shares as of the date of the opinion to comply with Staff Legal Bulletin II.B.3.a. The Company has filed a revised Exhibit 5.1 with Amendment No. 1.

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U.S. Securities and Exchange Commission	February 13, 2023

Please do not hesitate to call me at 212-455-2516 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells

Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Jeffrey Gabor
Jeffrey Lewis
Kristina Marrone
Cohen & Steers Income Opportunities REIT, Inc.
Francis C. Poli
Terri Liftin
Jeffrey Pike

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